Austin Legal Group, APC
Lawyers 3990 Old Town Ave, Ste A-101 San Diego, CA 92110 Licensed in California & Hawaii & Arizona Telephone (619) 924-9600 Facsimile (619) 881-0045	Writer’s Email: arden@austinlegalgroup.com
January 8, 2020

Ada D. Sarmento

Office of Life Sciences

Division of Corporation Finance

Re:	American International Holdings Corp.
Post-Qualification Amendment to Offering Statement on Form 1-A
Filed December 16, 2019
File No. 024-11080

Dear Ms. Sarmento:

Please see below for responses to the Division’s letter dated January 2, 2020 regarding the above captioned matter. All questions have been addressed in a Post-Qualification Amendment No. 2 to the Offering Statement on Form 1-A, filed January 8, 2020 (the “Amendment”) by American International Holdings Corp. (the “Company”), as further herein detailed.

Post-Qualification Amendment to Offering Statement on Form 1-A

Compensation of Directors and Executive Officers, page 25

1.	As this amendment will be qualified after the completion of your fiscal year on December 31, 2019, please revise to provide disclosure for the last completed fiscal year ended December 31, 2019. Refer to Item 11 of Form 1-A. Also provide disclosure in response to Item 13 of Form 1-A in the appropriate section of your offering circular.

The disclosure on page 25 of the Amendment has been amended to include the compensation earned as of December 31, 2019 and responses to Item 13 have also been updated.

January 8, 2020

Exhibits

Exhibit 12.1, page 31

1.	Please have counsel revise the legality opinion to opine on the shares being offered by the selling shareholder.

The legality opinion has been revised to address the shares being offered by the selling shareholder.

We appreciate your time and attention in this matter.

Sincerely,

AUSTIN LEGAL GROUP, APC

Arden E. Anderson, Esq.